Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2014

CHAIRMAN’S STATEMENT

In 2014, the world economic recovery was difficult and the downward pressure on China’s economy increased continuously. There was an array of interrelated problems and challenges. Amidst such a complicated business situation accompanied by more fierce competitions in financial and insurance markets, the Company, with scientific planning and reasonable deployment, closely adhered to the business strategy of “prioritizing value, stabilizing volume, optimizing structure and expanding sources of profit”, solidly promoted the “innovation-driven development strategy”, actively implemented the development tactics of “Five Focuses”, which is the focuses on creating more business value, greater sales force, regular premiums, individual life insurance and market in urban areas, persistently overcame difficulties, and achieved a series of encouraging results. Under a great deal of pressures resulting from the intensive termination of renewal premiums, the Company’s business volume developed with ensuring stability. Meanwhile, the Company achieved obvious results in structural adjustments by putting more efforts on the development of insurance businesses with mid- and long-term regular premiums, realized a noticeable increase in its new business value by effectively tackling the challenges of market-oriented reform of premium rates, and strongly enhanced the sales force and its productivity by adhering to the strategy of “effective expansion”. At the critical point of surmounting difficulties on reform, the Company made a breakthrough of the innovation-driven development, realized solid prevention and control of its operation risks and achieved a sound and steady business development in the meanwhile. Suffice it to say that the Company has confidently taken a new step forward on its road of transformation and upgrading.

During the Reporting Period, the Company’s total revenue was RMB440,766 million, a 5.5% increase year-on-year; net profit attributable to equity holders of the Company was RMB32,211 million, a 30.1% increase year-on-year; earnings per share (basic and diluted) were RMB1.14, a 30.1% increase year-on-year. One-year new business value was RMB23,253 million, a 9.2% increase year-on-year. The Company’s market share1 in 2014 was approximately 26.1%, maintaining a leading position in the life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB2,246,567 million, an increase of 13.9% from the end of 2013; embedded value was RMB454,906 million, an increase of 32.9% from 2013. As at 31 December 2014, the Company’s solvency ratio was 294.48%.

The Board of Directors of the Company proposes the payment of a final dividend of RMB0.40 per share (inclusive of tax), subject to the shareholders’ approval at the 2014 Annual General Meeting to be held on Thursday, 28 May 2015.

The Company continued to actively undertake its corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy-oriented businesses including Supplementary Major Medical Insurance for Urban and Township Residents, New Village Cooperative Medical Insurance and New Rural Pension Insurance, as well as Rural Micro-insurance business. In addition, the Company provided insurance coverage for astronauts, aerospace scientists, and over 160,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company continually donated RMB30 million to the China Life Foundation. It also donated over RMB36 million through the China Life Foundation to relevant organizations to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans; to provide funding for the poverty alleviation projects in Yunxi County in Hubei Province, and Tiandeng County and Longzhou County in Guangxi Zhuang Autonomous Region; to provide subsidies for families bereft of their only child; to provide funding for the construction of kidney dialysis clinics in grass-root hospitals in some rural areas in Liaoning Province; to provide funding for equipping rural hospitals in southern Ningxia mountainous area with ambulances and color type-B ultrasonic medical devices; and to offer the “screening of two types of cancers” and the protection of serious diseases for women in poverty-stricken areas.

The year 2015 marks the in-depth and thorough implementation of “Opinions on Promoting the Development of the Modern Insurance Service Industry” (hereinafter referred to as the “New Ten Rules”), and the final phase of China’s 12th Five-Year Plan. Under the “new normal” state of China’s economic growth, the insurance industry will enter into a new period characterized by “leaping development, big challenges, major adjustments and great differentiations”. The industry’s social status is expected to be further elevated, the market further expanded, the pace of innovation further accelerated, and the development environment further optimized. The Company will seek to speed up its business development, make breakthroughs in the “Five Focuses” and overcome bottleneck problems by adhering to the working guidelines of “capturing opportunities, acting proactively, advancing prudently and developing innovatively” and firmly implementing the operation ideas of “emphasizing value, strengthening sales force, optimizing structure and achieving stable growth”, to strive to strengthen the Company’s sustainable development capacity and core competitiveness, and to embark on a new march of transformation and upgrading.

[1]	Calculated according to the premium data of life insurance companies in 2014 released by the China Insurance Regulatory Commission (the “CIRC”).

The Company will aim to maintain its leading position in the market by striving for a stable growth, and to increase the new business value by deeply advancing the structural adjustment. With the exclusive individual agents as the main channel, the Company will further accelerate the development of insurance businesses with mid- and long-term regular premiums, improve the group insurance channel business and its benefit contribution, accelerate the development of bancassurance businesses with regular premiums and push forward transformation of the bancassurance channel, actively enhance the construction and development of new sales channels such as tele-sales, online sales and direct sales over the counter. Meanwhile, the Company will continue to make strategic investment in the construction of the sales teams, promote the transformation and upgrading of the traditional sales teams, and build up, from a high starting point, a new type of “comprehensive individual agent team” which includes among others, new types of Service & Up-selling teams and new types of insurance planners. While reinforcing and improving its competitive advantages in county-level markets, the Company will take more proactive and effective measures to further accelerate its business development in some key cities. Integration and interaction in resources and channels will be realized for the Company to reducing the barrier among insurance businesses with different promotion channels. The Company will further implement the “innovation-driven development strategy” in putting more efforts in product innovation and establishing an efficient research and development mechanism to satisfy customers’ diversified demands for insurance. To realize a higher level of operation management and a better customer experience, the Company will establish the “Rui Operation” mode with multiple service contacts at the front end, combined with shared operations at the provincial level and intelligent operations in the headquarter, and construct a comprehensive business processing system. Finally, the Company will operate strictly in compliance with applicable laws and regulations and take strict precautions against key risks to realize a sound and sustainable development.

The “New Ten Rules” brings another new era for the development of the insurance industry, according to which, to develop the insurance industry has been promoted from the industry’s will to the state’s will, and the Company will take full advantages of such policy-oriented opportunities and proactively gain the initiatives in the industry’s new round of development. The Company will continue to strengthen its cooperation with the government, accelerate the development of policy-oriented businesses including Supplementary Major Medical Insurance for Urban and Township Residents and New Village Cooperative Medical Insurance, and reinforce its leading position in the industry. Furthermore, the Company will actively follow up with the implementation process of individual income tax deferred commercial pension policy and design insurance products accordingly, to seize market opportunities. Meanwhile, the Company will further expand the pension and health insurance product lines, accelerate the development of commercial pension and health business and promote professional management of health insurance, as well as actively explore the interaction between commercial businesses and policy- oriented businesses.

In such a new situation with new opportunities and new challenges, all of us in China Life will strengthen our confidence, ride on the momentum, seize every opportunity to boost development, work together to make breakthroughs, continuously push forward corporate transformation and upgrading and improve the Company’s capacity for sustainable development and core competences. By consistently following the corporate culture of “Success for you, by you”, the Company will aim to provide all customers with higher qualified services and create greater value for all the shareholders, and relentlessly strive to achieve a new success for China Life.

MANAGEMENT DISCUSSION AND ANALYSIS

I	Overview of Operations in 2014

In 2014, the Company achieved a steady growth of its business and maintained its leading position in the market, with its business structure significantly optimized and the operating results noticeably improved. During the Reporting Period, net profit attributable to equity holders of the Company was RMB32,211 million, an increase of 30.1% from 2013; and one-year new business value was RMB23,253 million, an increase of 9.2% from 2013. As at the end of the Reporting Period, the Company’s embedded value was RMB454,906 million, an increase of 32.9% from 2013. During the Reporting Period, the Company’s net premiums earned was RMB330,105 million, an increase of 1.6% from 2013 with RMB285,574 million from life insurance business, decreased by 1.8% from 2013, RMB32,624 million from health insurance business, increased by 34.9% from 2013, RMB11,907 million from accident insurance business, increased by 20.3% from 2013; first-year premiums for policies with insurance duration of more than one year increased by 1.4% from 2013, first-year regular premiums increased by 15.5% from 2013, and the percentage of first-year regular premiums in first-year premiums for policies with insurance duration of more than one year increased to 39.94% in 2014 from 35.05% in 2013; first-year regular premiums with 10 years or longer payment duration increased by 22.0% from 2013, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 55.33% in 2014 from 52.40% in 2013; renewal premiums decreased by 1.4% from 2013, and the percentage of renewal premiums in gross written premiums decreased to 56.82% in 2014 from 58.45% in 2013. As at 31 December 2014, the number of in-force policies increased by 11.3% from the end of 2013; the Policy Persistency Rate (14 months and 26 months)2 reached 89.00% and 86.00%, respectively; and the Surrender Rate3 was 5.46%, a 1.60 percentage point increase from 2013.

With respect to the exclusive individual agent channel, its business scale increased steadily and the business structure was optimized evidently. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 3.9% year-on-year; first-year premiums for policies with insurance duration of more than one year increased by 8.3% year-on-year; first- year regular premiums increased by 8.7% year-on-year; first-year regular premiums with 10 years or longer payment duration increased by 17.0% year-on-year; the percentages of first-year regular premiums with 5 years or longer payment duration and first-year regular premiums with 10 years or longer payment duration in gross first-year regular premiums were 96.03% and 68.36% respectively, increased by 10.23 and 4.89 percentage points year-on-year; and renewal premiums increased by 3.0% year-on-year. The Company achieved fruitful results in its persistent implementation of the “effective expansion” strategy for team building. As at the end of the Reporting Period, the Company had a total of 743,000 exclusive individual agents which increased by 13.8% from 2013. The Company continued to promote the professional development for the exclusive individual agent channel, and achieved great results in both product strategy and sales planning.

[2]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

With respect to the group insurance channel, businesses with higher profit margin maintained a relatively fast growth, and the overall premiums volume remained stable. During the Reporting Period, gross written premiums of the group insurance channel remained stable; short-term insurance premiums increased by 12.7% year-on-year and short-term accident insurance premiums increased by 14.5% year-on-year. The group insurance channel actively provided services for economic and social development, participated in the building of the social security system, broadened the service areas by actively developing the medical insurance business in the high-end market, and effectively improved the development of insurance for college-graduate village officials, planned birth insurance and accident insurance for senior citizens. The Company also actively operated the multinational co-insurance business and the international insurance business such as the travel insurance for Sino-Russian tourism. As at the end of the Reporting Period, the Company had a total of 19,000 group insurance sales representatives in the group insurance channel.

With respect to the bancassurance channel, the Company actively responded to new changes in regulatory policies and new challenges from market competition by strengthening product innovation, deepening channel cooperation and enhancing the construction of sales team. While maintaining the business to a certain scale, the Company actively adjusted its business structure, made great efforts in developing businesses with regular premiums and achieved preliminary results in its transformation. During the Reporting Period, gross written premiums from the bancassurance channel decreased by 7.3% year-on-year, first-year premiums of policies with insurance duration of more than one year decreased by 0.4% year-on-year, first-year regular premiums increased by 41.0% year-on-year, and first-year regular premiums with 5 years or longer payment duration increased by 98.5% year-on-year. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 61,000, with a total of 71,000 sales representatives.

In 2014, China’s equity market and bond market were both bullish with yields of bonds continued their downside trend, and valuations of blue chip shares increased significantly. The Company actively responded to the capital market by continuously diversifying investment products and channels and optimizing asset allocation structure. In terms of investment portfolios, the Company increased its allocation in equity, other financial products and high-grade credit bonds; in terms of investment management, the Company substantially pushed forward the market-oriented entrusted investment management for both domestic and international market, and promoted diversification of investment styles and strategies; in terms of investment territories, the Company explored various ways of overseas investment, prudently pushed forward overseas commercial real estate project investment, and the pilot program of open market strategies. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,100,870 million, an increase of 13.6% from the end of 2013. Among the major types of investments, the percentage of bonds decreased to 44.77% from 47.25% as at the end of 2013, the percentage of term deposits decreased to 32.85% from 35.93% as at the end of 2013, the percentage of equity investment allocation increased to 11.23% from 8.39% as at the end of 2013, and the financial assets4 allocation such as the debt investment plans and trust schemes increased to 4.32% from 3.14% as at the end of 2013. During the Reporting Period, interest

[4]	Including debt investment plans, trust schemes, project asset-backed plans, asset-backed securities and specialized asset management plans.

income increased steadily, and net investment yield5 was 4.71%. Spread income and fair value gains and losses increased significantly and the impairment losses of assets decreased noticeably, as a result of which the gross investment yield6 was 5.36% and gross investment yield including share of profit of associates and joint ventures7 was 5.45%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale financial assets recognized in other comprehensive income8 was 8.56%.

In 2014, the Company thoroughly implemented the “innovation-driven development strategy”. The Company stepped up the efforts in developing innovative products, and launched 41 new products, including a cancer insurance product. The Company received industrial awards for 6 of these 41 new products. The Company innovated the sales modes with the strategy of innovating product portfolios and effectively promoted the sales of its major products. The Company achieved quick development and value enhancement of regular premiums of long-term insurance business by innovating sales methods and reinforcing customer relation management through various customer value-added activities. The Company made great efforts in channel innovation and carried out pilot program of direct sales over the counter, which generated over RMB3 billion of premiums from the sale of new policies over the counters in all branches of the Company. With the smooth implementation of innovation in services and technology, the internet technology has been increasingly applied in the Company’s businesses. For example, the E-customer Service with on-line services and the mobile phone app services as its core was launched, and the electronic policies for the short- term insurance business were adopted; the number of E-China Life users reached 710,000 and the number of registered users of Cloud Assistant reached 470,000. With the launch of a smart claim settlement platform, the average claim settlement efficiency was increased by 8.9%. The Company further improved its service by pushing forward the pilot program of “95519” call center consolidation and optimized its operation management model by carrying out the centralized pilot programs in “two-core” regions, improved customer experience by organizing service experience activities and optimizing 58 service processes. By accelerating the mechanism innovation in investment management, the Company made breakthroughs in market-oriented entrusted investment management for Chinese domestic and overseas market. 15 domestic and 8 overseas professional investment management institutions, which were selected in the first round by the Company to manage different types of investment portfolios, generated periodical results.

[5]	Net investment yield = (Investment income + Net income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[6]	Gross investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties - Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[7]	Gross investment yield including share of profit of associates and joint ventures = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties - Business tax and extra charges for investment + Share of profit of associates and joint ventures) / ((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period) / 2)
[8]	Comprehensive investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. In addition, the Company benchmarked its internal control system to the “Internal Control-Integrated Framework (2013)” issued by the U.S. Committee of Sponsoring Organizations (COSO) in order to adapt to new framework requirements. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, improved the comprehensive risk management framework, reinforced the mechanism of “top-down” transmission for its risk preference system, implemented the work in relation to risk monitoring and risk early-warning classification management, conducted quantitative analysis of operating risk management, and improved its precaution capability in key risk areas.

II	Analysis of Major Items of Consolidated Statement of Comprehensive Income

(1)	Total Revenues

For the year ended 31 December		RMB million
	2014	2013

Net premiums earned	330,105	324,813
Life insurance business	285,574	290,738
Health insurance business	32,624	24,180
Accident insurance business	11,907	9,895
Investment income	93,548	82,816
Net realised gains and impairment on financial assets	7,120	5,793
Net fair value gains/(losses) through profit or loss	5,808	137
Other income	4,185	4,324

Total	440,766	417,883

Net Premiums Earned

1	Life Insurance Business

During the Reporting Period, net premiums earned from life insurance business decreased by 1.8% from 2013. This was primarily due to the Company’s proactive control on the single premiums volume and a decrease in the renewal premiums earned.

2	Health Insurance Business

During the Reporting Period, net premiums earned from health insurance business increased by 34.9% from 2013. This was primarily due to the Company’s enhanced efforts in developing health insurance business.

3	Accident Insurance Business

During the Reporting Period, net premiums earned from accident insurance business increased by 20.3% from 2013. This was primarily due to the Company’s enhanced efforts in adjusting business structure, implementing active financial policies, strengthening team building and motivating local branches’ initiatives in business expansion.

Gross written premiums categorized by business:

For the year ended 31 December		RMB million
	2014	2013

Life Insurance Business	285,619	290,778
First-year business	111,346	110,946
Single	70,006	74,629
First-year regular	41,340	36,317
Renewal business	174,273	179,832
Health Insurance Business	33,192	24,713
First-year business	19,525	13,829
Single	14,459	9,995
First-year regular	5,066	3,834
Renewal business	13,667	10,884
Accident Insurance Business	12,199	10,799
First-year business	12,049	10,788
Single	11,888	10,633
First-year regular	161	155
Renewal business	150	11

Total	331,010	326,290

Gross written premiums categorized by channel:

For the year ended 31 December		RMB million
	2014	2013

Exclusive Individual Agent Channel	205,417	197,698
First-year business of long-term insurance	34,455	31,815
Single	335	413
First-year regular	34,120	31,402
Renewal business	165,131	160,302
Short-term insurance business	5,831	5,581
Group Insurance Channel	17,440	17,658
First-year business of long-term insurance	2,989	4,720
Single	2,878	4,561
First-year regular	111	159
Renewal business	506	563
Short-term insurance business	13,945	12,375
Bancassurance Channel	99,825	107,658
First-year business of long-term insurance	77,881	78,178
Single	65,918	69,695
First-year regular	11,963	8,483
Renewal business	21,815	29,387
Short-term insurance business	129	93
Other Channels[1]	8,328	3,276
First-year business of long-term insurance	1,262	280
Single	889	18
First-year regular	373	262
Renewal business	638	475
Short-term insurance business	6,428	2,521

Total	331,010	326,290

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, direct sales representatives, bancassurance sales team, and other distribution channels.

Investment Income

For the year ended 31 December		RMB million
	2014	2013

Investment income from securities at fair value through profit or loss	1,677	1,542
Investment income from available-for-sale securities	23,029	19,596
Investment income from held-to-maturity securities	25,357	22,588
Investment income from bank deposits	34,934	32,667
Investment income from loans	8,138	5,773
Other investment income	413	650

Total	93,548	82,816

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 8.8% from 2013. This was primarily due to an increase in interest income from debt securities at fair value through profit or loss.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 17.5% from 2013. This was primarily due to an increase in dividend income from available-for-sale funds and interest income from available-for-sale debt securities.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 12.3% from 2013. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in high-grade credit bonds and financial bonds in light of market conditions.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 6.9% from 2013. This was primarily due to a slight increase in the allocation volume of ordinary term deposits.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 41.0% from 2013. This was primarily due to an increase in the volume of policy loans and the Company’s increased allocation in diversified investments such as the debt investment plans and trust schemes.

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, net realised gains and impairment on financial assets increased by 22.9% from 2013. This was primarily due to a decrease in impairment losses of available-for- sale stocks and an increase in spread income from trading funds.

Net Fair Value Gains/(Losses) through Profit or Loss

During the Reporting Period, net fair value gains/(losses) through profit or loss increased by 4,139.4% from 2013. This was primarily due to a significant increase in the allocation of securities at fair value through profit or loss and an increase in the market value of these securities.

Other Income

During the Reporting Period, other income decreased by 3.2% from 2013, remaining stable.

(2)	Benefits, Claims and Expenses

For the year ended 31 December		RMB million
	2014	2013

Insurance benefits and claims expenses	315,294	312,288
Life insurance business	288,868	293,932
Health insurance business	22,434	15,055
Accident insurance business	3,992	3,301
Investment contract benefits	1,958	1,818
Policyholder dividends resulting from participation in profits	24,866	18,423
Underwriting and policy acquisition costs	27,147	25,690
Finance costs	4,726	4,032
Administrative expenses	25,432	24,805
Other expenses	4,151	3,864
Statutory insurance fund contribution	701	637

Total	404,275	391,557

Insurance Benefits and Claims Expenses

1	Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to life insurance business decreased by 1.7% from 2013. This was primarily due to a decrease in maturities payable of life insurance business.

2	Health Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to health insurance business increased by 49.0% from 2013. This was primarily due to an increase in the volume of health insurance business.

3	Accident Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to accident insurance business increased by 20.9% from 2013. This was primarily due to an increase in the volume of accident insurance business.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 7.7% from 2013. This was primarily due to an increase in the volume of certain investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 35.0% from 2013. This was primarily due to an increase in investment yields for the participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 5.7% from 2013. This was primarily due to an increase in underwriting costs for first-year regular premium business resulting from an improvement in the Company’s business structure.

Finance Costs

During the Reporting Period, finance costs increased by 17.2% from 2013. This was primarily due to an increase in interest payments for securities sold under agreements to repurchase.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 2.5% from 2013. This was primarily due to an effective curb on administrative expenses growth resulting from the Company’s enhanced efforts in cost control.

Other Expenses

During the Reporting Period, other expenses increased by 7.4% from 2013. This was primarily due to an increase in business taxes and surcharges expenses resulting from an increase in taxable income from investment.

(3)	Profit before Income Tax[9]

For the year ended 31 December		RMB million
	2014	2013

Life insurance business	30,651	22,038
Health insurance business	3,252	2,739
Accident insurance business	1,546	608
Other business	4,953	4,066

Total	40,402	29,451

[9]	In response to favorable market opportunities for health insurance and accident insurance businesses in recent years, the Company has increased its efforts in developing health insurance and accident insurance businesses. In particular, the health insurance business has been growing rapidly and the income generated from health insurance business has increased gradually as a percentage of the Company’s gross written premiums. Meanwhile, the income derived from the previously reported group life insurance, short-term insurance and supplementary major medical insurance segments represented an insignificant percentage of the Company’s gross written premiums. In order to better reflect the changes in the Company’s external environment, its business structure and the objectives of its future development, as well as providing the report readers with more useful information, the Company has realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and other. The Company’s management has conducted analysis and evaluation on the operating results based on the new reporting segments in 2014. For a detailed discussion, please refer to the Segment Information of Annual Results.

1	Life Insurance Business

During the Reporting Period, profit before income tax in life insurance business increased by 39.1% from 2013. This was primarily due to an increase in investment yield.

2	Health Insurance Business

During the Reporting Period, profit before income tax in health insurance business increased by 18.7% from 2013. This was primarily due to an increase in business volume and investment yield.

3	Accident Insurance Business

During the Reporting Period, profit before income tax in accident insurance business increased by 154.3% from 2013. This was primarily due to an increase in business volume and an improvement in business quality.

4	Other Business

During the Reporting Period, profit before income tax in other business increased by 21.8% from 2013. This was primarily due to an increase in investment yield of subsidiaries and net profits of associates.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB7,888 million, a 77.5% increase from 2013. This was primarily due to the combined effect of taxable income and deferred tax.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB32,211 million, a 30.1% increase from 2013. This was primarily due to the increase in investment yield and the change of discount rate assumption of reserves of traditional insurance contracts.

III	Analysis of Major Items of Consolidated Statement of Financial Position

(1)	Major Assets

		RMB million
	As at 31 December 2014	As at 31 December 2013

Investment assets	2,100,870	1,848,681
Term deposits	690,156	664,174
Held-to-maturity securities	517,283	503,075
Available-for-sale securities	607,531	491,527
Securities at fair value through profit or loss	53,052	34,172
Securities purchased under agreements to resell	11,925	8,295
Cash and cash equivalents	47,034	21,330
Loans	166,453	118,626
Statutory deposits – restricted	6,153	6,153
Investment properties	1,283	1,329
Other assets	145,697	124,260

Total	2,246,567	1,972,941

Term Deposits

As at the end of the Reporting Period, term deposits increased by 3.9% from the end of 2013. This was primarily due to the increased allocation volume of ordinary term deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 2.8% from the end of 2013. This was primarily due to the increased allocation in high-grade credit bonds and financial bonds in light of market conditions.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 23.6% from the end of 2013. This was primarily due to the increased allocation in high-grade credit bonds and funds in light of market conditions.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 55.2% from the end of 2013. This was primarily due to the increased allocation in common stocks at fair value through profit or loss.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 120.5% from the end of 2013. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 40.3% from the end of 2013. This was primarily due to an increase in policy loans volume and the increased allocation in diversified investments such as debt investment plans and trust schemes.

Investment Properties

As at the end of the Reporting Period, investment properties decreased by 3.5% from the end of 2013. This was primarily due to a depreciation of the investment properties.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

				RMB million
	As at 31 December 2014		As at 31 December 2013
	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	1,804,598	85.90%	1,662,770	89.94%
Term deposits	690,156	32.85%	664,174	35.93%
Bonds	940,619	44.77%	873,585	47.25%
Insurance asset management products[1]	62,348	2.97%	55,107	2.98%
Other fixed-maturity investments[2]	111,475	5.31%	69,904	3.78%
Equity investments	236,030	11.23%	154,957	8.39%
Common stocks	94,933	4.52%	79,727	4.31%
Funds	83,620	3.98%	58,991	3.19%
Other equity investments[3]	57,477	2.73%	16,239	0.89%
Investment properties	1,283	0.06%	1,329	0.07%
Cash, cash equivalents and others[4]	58,959	2.81%	29,625	1.60%

Total	2,100,870	100%	1,848,681	100%

Notes:

1.	Insurance asset management products under fixed-maturity investments include infrastructure and real estate debt investment plans and project asset-backed plans.
2.	Other fixed-maturity investments include policy loans, trust schemes, statutory deposits – restricted, etc.
3.	Other equity investments include private equity funds, unlisted equities, equity investment plans, etc.
4.	Cash, cash equivalents and others include cash and cash equivalents and securities purchased under agreements to resell.

(2)	Major Liabilities

		RMB million
	As at 31 December 2014	As at 31 December 2013

Insurance contracts	1,603,446	1,494,497
Investment contracts	72,275	65,087
Securities sold under agreements to repurchase	46,089	20,426
Policyholder dividends payable	74,745	49,536
Annuity and other insurance balances payable	25,617	23,179
Interest-bearing loans and borrowings	2,623	—
Bonds payable	67,989	67,985
Deferred tax liabilities	19,375	4,919
Other liabilities	47,077	24,727

Total	1,959,236	1,750,356

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 7.3% from the end of 2013. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, the Company’s insurance contracts reserves passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts increased by 11.0% from the end of 2013. This was primarily due to an increase in the volume of certain investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 125.6% from the end of 2013. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 50.9% from the end of 2013. This was primarily due to an increase in investment yields for participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 10.5% from the end of 2013. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

In June 2014, to meet the needs of overseas investment, one of the Company’s subsidiaries applied for a fixed-interest rate bank loan of GBP275 million with a term of five years. As at the end of the Reporting Period, the loan balance was RMB2,623 million.

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable from the end of 2013. This was primarily due to the fact that no subordinated debts were issued by the Company in 2014.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 293.9% from the end of 2013. This was primarily due to an increase in the fair value of the available-for-sale financial assets.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB284,121 million, a 29.0% increase from the end of 2013. This was primarily due to the combined effect of an increase in the fair value of available-for-sale financial assets and the profit gains during the Reporting Period.

IV	Analysis of Cash Flows

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity risks with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB47,034 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB690,156 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

(3)	Consolidated Cash Flows

For the year ended 31 December		RMB million
	2014	2013

Net cash inflow from operating activities	78,247	68,292
Net cash outflow from investing activities	(69,257)	(60,233)
Net cash inflow/(outflow) from financing activities	16,704	(56,105)
Foreign currency gains/(losses) on cash and cash equivalents	10	(76)

Net increase/(decrease) in cash and cash equivalents	25,704	(48,122)

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities increased by 14.6% from 2013. This was primarily due to an increase in cash flows from policyholders’ investment. Net cash outflow from investing activities increased by 15.0% from 2013. This was primarily due to the needs for investment management. The change in net cash flow from financing activities was primarily due to the needs for liquidity management.

V	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admitted assets less admitted liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

		RMB million
	As at 31 December 2014	As at 31 December 2013

Actual capital	236,151	168,501
Minimum capital	80,193	74,485
Solvency ratio	294.48%	226.22%

The Company’s solvency ratio increased due to a significant increase in the comprehensive income during the Reporting Period.

ANNUAL RESULTS10

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2014

		2014		2013
	Notes	RMB million		RMB million

REVENUES
Gross written premiums			331,010		326,290
Less: premiums ceded to reinsurers			(515)		(556)

Net written premiums			330,495		325,734
Net change in unearned premium reserves			(390)		(921)

Net premiums earned			330,105		324,813

Investment income	1		93,548		82,816
Net realised gains and impairment on financial assets	2		7,120		5,793
Net fair value gains/(losses) through profit or loss	3		5,808		137
Other income			4,185		4,324

Total revenues			440,766		417,883

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4		(192,659)		(193,671)
Accident and health claims and claim adjustment expenses	4		(16,752)		(11,263)
Increase in insurance contract liabilities	4		(105,883)		(107,354)
Investment contract benefits	5		(1,958)		(1,818)
Policyholder dividends resulting from participation in profits			(24,866)		(18,423)
Underwriting and policy acquisition costs			(27,147)		(25,690)
Finance costs	6		(4,726)		(4,032)
Administrative expenses			(25,432)		(24,805)
Other expenses			(4,151)		(3,864)
Statutory insurance fund contribution	7		(701)		(637)

Total benefits, claims and expenses			(404,275)		(391,557)

Share of profit of associates and joint ventures	8		3,911		3,125

Profit before income tax	9		40,402		29,451
Income tax	10		(7,888)		(4,443)

Net profit			32,514		25,008

Attributable to:
– Equity holders of the Company			32,211		24,765
– Non-controlling interests			303		243

Basic and diluted earnings per share	11	RMB	1.14	RMB	0.88

[10]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continued)

For the year ended 31 December 2014

		2014	2013
	Note	RMB million	RMB million

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		70,342	(25,135)
Amount transferred to net profit from other comprehensive income		(7,120)	(5,793)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(11,035)	2,635
Share of other comprehensive income of associates and joint ventures under the equity method		120	(332)
Income tax relating to components of other comprehensive income	10	(13,023)	7,050

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		39,284	(21,575)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		39,284	(21,575)

Total comprehensive income for the year, net of tax		71,798	3,433

Attributable to:
– Equity holders of the Company		71,443	3,203
– Non-controlling interests		355	230

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2014	2013
	RMB million	RMB million

Debt securities
– held-to-maturity securities	25,357	22,588
– available-for-sale securities	18,571	16,188
– at fair value through profit or loss	1,571	963
Equity securities
– available-for-sale securities	4,458	3,408
– at fair value through profit or loss	106	579
Bank deposits	34,934	32,667
Loans	8,138	5,773
Securities purchased under agreements to resell	299	556
Others	114	94

Total	93,548	82,816

For the year ended 31 December 2014, included in investment income is interest income of RMB88,984 million (2013: RMB78,829 million). All interest income is accrued using the effective interest method.

The investment income from listed debt and equity securities for the year ended 31 December 2014 was RMB6,449 million (2013: RMB6,395 million). The investment income from unlisted debt and equity securities for the year ended 31 December 2014 was RMB43,614 million (2013: RMB37,331 million).

2	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2014	2013
	RMB million	RMB million

Debt securities
Net realised gains	142	385
Reversal of impairment	—	—

Subtotal	142	385

Equity securities
Net realised gains	8,127	9,211
Impairment	(1,149)	(3,803)

Subtotal	6,978	5,408

Total	7,120	5,793

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the year ended 31 December 2014, the Group recognised impairment charge of RMB146 million (2013: RMB142 million) of available-for-sale funds, RMB1,003 million (2013: RMB3,517 million) of available-for-sale common stocks, and no impairment charge (2013: RMB144 million) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2014	2013
	RMB million	RMB million

Debt securities	2,272	(239)
Equity securities	4,977	305
Stock appreciation rights	(255)	71
Financial liabilities at fair value through profit or loss	(1,186)	—

Total	5,808	137

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2014
Life insurance death and other benefits	192,863	(204)	192,659
Accident and health claims and claim adjustment expenses	16,854	(102)	16,752
Increase in insurance contract liabilities	105,945	(62)	105,883

Total	315,662	(368)	315,294

For the year ended 31 December 2013
Life insurance death and other benefits	193,755	(84)	193,671
Accident and health claims and claim adjustment expenses	11,392	(129)	11,263
Increase in insurance contract liabilities	107,442	(88)	107,354

Total	312,589	(301)	312,288

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

6	FINANCE COSTS

	For the year ended 31 December
	2014	2013
	RMB million	RMB million

Interest expenses for bonds payable	3,433	3,423
Interest expenses for securities sold under agreements to repurchase	1,234	609
Interest expenses for interest-bearing loans and borrowings	59	—

Total	4,726	4,032

7	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2014	2013
	RMB million	RMB million

As at 1 January	34,775	28,991
Investments in associates and joint ventures (i)	5,671	2,506
Amount of additional investment cost below the fair value for identifiable net assets	—	683
Scrip dividend (ii)	268	81
Share of profit	3,911	3,125
Other equity movements	280	(332)
Dividend received (ii)	(515)	(279)

As at 31 December	44,390	34,775

(i)	On 9 June 2014, the Company, China Life Insurance (Group) Company (“CLIC”) and China Life Property and Casualty Insurance Company Limited (“CLP&C”) signed a contract, pursuant to which the Company and CLIC agreed to contribute capital of RMB2,800 million and RMB4,200 million in cash respectively to CLP&C. After the capital injection, the Company’s percentage of holding in CLP&C remained unchanged and its accumulated investment cost increased to RMB6,000 million.

On 20 June 2014, King Phoenix Tree Limited, a subsidiary of the Company, invested GBP275 million to establish 10 Upper Bank Street Separate Limited Partnership (“10 Upper Bank Street SLP”), holding 70% of the total partnership interest. According to the partnership agreement, King Phoenix Tree Limited, as a limited partner, cannot control 10 Upper Bank Street SLP on its own, but has joint control with the general partner. Therefore, 10 Upper Bank Street SLP was accounted for as a joint venture of the Group.

(ii)	2013 final dividend of HKD0.16 per ordinary share was approved and declared in the annual general meeting of Sino-Ocean Land Holdings Limited (“Sino-Ocean”) on 9 May 2014, and each shareholder could elect to receive the 2013 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounting to RMB268 million.

2014 interim dividend of HKD0.075 per ordinary share was approved and declared in the board meeting of Sino-Ocean on 19 September 2014, and each shareholder could elect to receive the 2014 interim dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB131 million.

The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean, which is listed in Hong Kong. As at 31 December 2014, the stock price of Sino-Ocean was HKD4.41 per share.

As at 31 December 2014, the Group owned the following associates and joint venture:

Name	Country of incorporation	Percentage of equity interest held

Associates
China Guangfa Bank Co. Ltd (“CGB”)	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.46%
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%

Joint venture
10 Upper Bank Street SLP	Jersey Island	70.00%

As at 31 December 2013, the Group owned the following associates:

Name	Country of incorporation	Percentage of equity interest held

CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.02%
COFCO Futures	PRC	35.00%

The following table illustrates the summarised financial information of the Group’s associates and joint venture as at 31 December 2014 and for the year ended 31 December 2014:

	CGB RMB million	CLP&C RMB million	Sino-Ocean RMB million	COFCO Futures RMB million	10 Upper Bank Street SLP RMB million

Total assets	1,648,056	52,769	132,212	9,784	8,199
Total liabilities	1,560,607	35,876	87,829	7,245	4,450
Total equity	87,449	16,893	44,383	2,539	3,749
Total equity attributable to equity holders of the associates and joint ventures	87,449	16,893	40,491	2,539	3,749
Total adjustments (i)	—	—	984	—	(209)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	87,449	16,893	41,475	2,539	3,540
Proportion of the Group’s ownership	20.00%	40.00%	29.46%	35.00%	70.00%
Carrying amount of the investments	20,535	6,757	13,186	1,434	2,478

Total revenues	44,644	36,522	40,411	3,306	241
Net profit	12,037	1,407	4,606	84	142
Other comprehensive income	2,120	318	(19)	8	(299)
Total comprehensive income	14,157	1,725	4,587	92	(157)

The Group had no contingent liabilities or capital commitments with the associates and joint venture as at 31 December 2014.

The following table illustrates the summarised financial information of the Group’s associates as at 31 December 2013 and for the year ended 31 December 2013:

	CGB RMB million	CLP&C RMB million	Sino-Ocean RMB million	COFCO Futures RMB million

Total assets	1,469,850	37,359	137,869	8,486
Total liabilities	1,396,558	29,192	94,424	6,039
Total equity	73,292	8,167	43,445	2,447
Total equity attributable to equity holders of the associates	73,292	8,167	37,525	2,445
Total adjustments (i)	—	—	1,877	—
Total equity attributable to equity holders of the associates after adjustments	73,292	8,167	39,402	2,445
Proportion of the Group’s ownership	20.00%	40.00%	29.02%	35.00%
Carrying amount of the investments	17,704	3,267	12,403	1,401

Total revenues	34,477	28,054	32,386	1,483
Net profit	11,583	535	4,661	169
Other comprehensive income	(1,820)	253	46	9
Total comprehensive income	9,763	788	4,707	178

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2013.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Employee salaries and welfare cost	11,564	10,789
Housing benefits	787	740
Contribution to the defined contribution pension plan	1,553	1,932
Depreciation and amortisation	2,124	2,026
Exchange loss/(gain)	(268)	437
Auditors’ remuneration	55	52

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Current taxation – Enterprise income tax	6,455	428
Deferred taxation	1,433	4,015

Taxation charges	7,888	4,443

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2013: 25%) is as follows:

	For the year ended 31 December
	2014 RMB million	2013 RMB million

Profit before income tax	40,402	29,451

Tax computed at the statutory tax rate	10,101	7,363
Non-taxable income (i)	(3,434)	(3,172)
Expenses not deductible for tax purposes (i)	1,190	200
Unused tax losses	19	51
Others	12	1

Income tax at the effective tax rate	7,888	4,443

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity investments and funds, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2014 and 2013, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million

As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged)/credited to net profit	820	(5,024)	189	(4,015)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	7,731	—	7,731
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(660)	—	—	(660)
– Others	—	(21)	—	(21)
Others	—	(120)	—	(120)

As at 31 December 2013	(11,627)	5,627	1,081	(4,919)

As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged)/credited to net profit	552	(1,940)	(45)	(1,433)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(15,805)	—	(15,805)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,759	—	—	2,759
– Others	—	23	—	23

As at 31 December 2014	(8,316)	(12,095)	1,036	(19,375)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the other categories is mainly related to the temporary differences of employee salaries and welfare cost payables.

Unrecognised deductible tax losses of the Group amounted to RMB879 million as at 31 December 2014 (as at 31 December 2013: RMB863 million). Unrecognised deductible temporary differences of the Group amounted to RMB166 million as at 31 December 2014 (as at 31 December 2013: RMB124 million).

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	4,219	7,084
– deferred tax assets to be recovered within 12 months	2,027	1,827

Subtotal	6,246	8,911

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(24,130)	(13,557)
– deferred tax liabilities to be settled within 12 months	(1,491)	(273)

Subtotal	(25,621)	(13,830)

Net deferred tax liabilities	(19,375)	(4,919)

11	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2014 are based on the net profit for the year attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2013: 28,264,705,000 ordinary shares).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2014, a final dividend of RMB0.30 per ordinary share totalling RMB8,479 million in respect of the year ended 31 December 2013 was declared and paid in 2014. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2014.

Pursuant to a resolution passed at the meeting of the Board of Directors on 24 March 2015, a final dividend of RMB0.40 per ordinary share totalling approximately RMB11,306 million for the year ended 31 December 2014 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2014.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2014

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

ASSETS
Property, plant and equipment	25,348	23,393
Investment properties	1,283	1,329
Investments in associates and joint ventures	44,390	34,775
Held-to-maturity securities	517,283	503,075
Loans	166,453	118,626
Term deposits	690,156	664,174
Statutory deposits – restricted	6,153	6,153
Available-for-sale securities	607,531	491,527
Securities at fair value through profit or loss	53,052	34,172
Securities purchased under agreements to resell	11,925	8,295
Accrued investment income	44,350	34,717
Premiums receivable	11,166	9,876
Reinsurance assets	1,032	1,069
Other assets	19,411	20,430
Cash and cash equivalents	47,034	21,330

Total assets	2,246,567	1,972,941

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)

As at 31 December 2014

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,603,446	1,494,497
Investment contracts	72,275	65,087
Policyholder dividends payable	74,745	49,536
Interest-bearing loans and borrowings	2,623	—
Bonds payable	67,989	67,985
Financial liabilities at fair value through profit or loss	10,890	—
Securities sold under agreements to repurchase	46,089	20,426
Annuity and other insurance balances payable	25,617	23,179
Premiums received in advance	15,850	6,305
Other liabilities	20,062	18,233
Deferred tax liabilities	19,375	4,919
Current income tax liabilities	52	5
Statutory insurance fund	223	184

Total liabilities	1,959,236	1,750,356

Equity
Share capital	28,265	28,265
Reserves	145,919	97,029
Retained earnings	109,937	95,037

Attributable to equity holders of the Company	284,121	220,331

Non-controlling interests	3,210	2,254

Total equity	287,331	222,585

Total liabilities and equity	2,246,567	1,972,941

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2014

	Attributable to equity holders of the Company			Non- controlling interests	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2013	28,265	112,509	80,311	2,016	223,101
Net profit	—	—	24,765	243	25,008
Other comprehensive income	—	(21,562)	—	(13)	(21,575)

Total comprehensive income	—	(21,562)	24,765	230	3,433

Transactions with owners
Capital paid in	—	—	—	88	88
Appropriation to reserves	—	6,082	(6,082)	—	—
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	6,082	(10,039)	8	(3,949)

As at 31 December 2013	28,265	97,029	95,037	2,254	222,585

As at 1 January 2014	28,265	97,029	95,037	2,254	222,585
Net profit	—	—	32,211	303	32,514
Other comprehensive income	—	39,232	—	52	39,284

Total comprehensive income	—	39,232	32,211	355	71,798

Transactions with owners
Capital paid in	—	826	—	692	1,518
Appropriation to reserves	—	8,832	(8,832)	—	—
Dividends paid	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	(91)	(91)

Total transactions with owners	—	9,658	(17,311)	601	(7,052)

As at 31 December 2014	28,265	145,919	109,937	3,210	287,331

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2014

	2014	2013
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	40,402	29,451

Adjustments for:
Investment income	(93,548)	(82,816)
Net realised and unrealised gains and impairment on financial assets	(12,928)	(5,930)
Amount of investment cost below the fair value for identifiable net assets of an associate	—	(683)
Insurance contracts	108,955	109,843
Depreciation and amortisation	2,124	2,026
Foreign exchange losses/(gains)	(268)	437
Share of profit of associates and joint ventures	(3,911)	(3,125)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(13,698)	(449)
Financial liabilities at fair value through profit or loss	9,704	—
Receivables and payables	41,330	23,300
Income tax paid	(1,923)	(5,343)
Interest received – securities at fair value through profit or loss	1,902	1,002
Dividends received – securities at fair value through profit or loss	106	579

Net cash inflow from operating activities	78,247	68,292

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	21,242	20,623
Maturities of debt securities	22,407	15,244
Disposals of equity securities	285,647	231,864
Property, plant and equipment	437	159
Purchases:
Debt securities	(115,808)	(122,952)
Equity securities	(312,544)	(223,449)
Property, plant and equipment	(5,048)	(3,724)
Additional capital contribution to associates and joint ventures	(5,671)	(2,386)
Increase in term deposits, net	(25,972)	(23,456)
Increase in securities purchased under agreements to resell, net	(3,630)	(7,401)
Interest received	78,903	72,667
Dividends received	4,258	2,861
Increase in policy loans, net	(13,478)	(20,283)

Net cash outflow from investing activities	(69,257)	(60,233)

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

For the year ended 31 December 2014

	2014 RMB million	2013 RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	25,663	(48,073)
Cash received from borrowings	2,881	—
Cash repaid to borrowers	(10)	—
Interest paid	(4,618)	(4,083)
Dividends paid to equity holders of the Company	(8,479)	(3,957)
Dividends paid to non-controlling interests	(91)	(80)
Capital injected into a subsidiary by non-controlling interests	1,358	88

Net cash inflow/(outflow) from financing activities	16,704	(56,105)

Foreign exchange gains/(losses) on cash and cash equivalents	10	(76)

Net increase/(decrease) in cash and cash equivalents	25,704	(48,122)

Cash and cash equivalents Beginning of the year	21,330	69,452

End of the year	47,034	21,330

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	45,439	20,036
Short-term bank deposits	1,595	1,294

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to CLIC, share of results of associates and joint ventures, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

In order to better reflect the changes in the Group’s external environment and business structure, and the objectives of future development, as well as providing users of financial statements with more useful information, the Group has adjusted its internal reporting method of segments in 2014, and realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and other. The Group’s management has conducted analysis and evaluation on the operating results based on the new reporting segments.

The Group has restated prior year’s comparative amounts based on the adjusted operating segments as follows.

2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains/ (losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contracts liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

	For the year ended 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	285,619	33,192	12,199	—	—	331,010
– Term life	2,871	—	—	—	—
– Whole life	29,767	—	—	—	—
– Endowment	217,662	—	—	—	—
– Annuity	35,319	—	—	—	—
Net premiums earned	285,574	32,624	11,907	—	—	330,105
Investment income	89,814	2,236	315	1,183	—	93,548
Net realised gains and impairment on financial assets	6,970	174	24	(48)	—	7,120
Net fair value gains/(losses) through profit or loss	6,179	154	22	(547)	—	5,808
Other income	898	67	—	4,148	(928)	4,185
Including: inter-segment revenue	—	—	—	928	(928)	—

Segment revenues	389,435	35,255	12,268	4,736	(928)	440,766

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(191,291)	(1,355)	(13)	—	—	(192,659)
Accident and health claims and claim adjustment expenses	—	(12,883)	(3,869)	—	—	(16,752)
Increase in insurance contract liabilities	(97,577)	(8,196)	(110)	—	—	(105,883)
Investment contract benefits	(1,806)	(152)	—	—	—	(1,958)
Policyholder dividends resulting from participation in profits	(24,742)	(124)	—	—	—	(24,866)
Underwriting and policy acquisition costs	(18,126)	(4,770)	(3,354)	(897)	—	(27,147)
Finance costs	(4,451)	(111)	(16)	(148)	—	(4,726)
Administrative expenses	(16,677)	(4,092)	(2,576)	(2,087)	—	(25,432)
Other expenses	(3,608)	(204)	(705)	(562)	928	(4,151)
Including: inter-segment expenses	(903)	(22)	(3)	—	928	—
Statutory insurance fund contribution	(506)	(116)	(79)	—	—	(701)

Segment benefits, claims and expenses	(358,784)	(32,003)	(10,722)	(3,694)	928	(404,275)

Share of profit of associates and joint ventures	—	—	—	3,911	—	3,911

Segment results	30,651	3,252	1,546	4,953	—	40,402

Income tax						(7,888)

Net profit						32,514

Attributable to
– Equity holders of the Company						32,211
– Non-controlling interests						303

Other comprehensive income attributable to equity holders of the Company	38,270	951	134	(123)	—	39,232

Depreciation and amortisation	1,427	324	221	152	—	2,124

	As at 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,059,641	50,013	6,961	27,421	—	2,144,036
Others	7,881	3,985	312	44,390	—	56,568

Segment assets	2,067,522	53,998	7,273	71,811	—	2,200,604

Unallocated
Property, plant and equipment						25,348
Others						20,615

Total						2,246,567

Liabilities
Insurance contracts	1,558,714	38,872	5,860	—	—	1,603,446
Investment contracts	63,710	8,565	—	—	—	72,275
Securities sold under agreements to repurchase	43,310	1,076	152	1,551	—	46,089
Others	90,703	2,732	372	13,513	—	107,320

Segment liabilities	1,756,437	51,245	6,384	15,064	—	1,829,130

Unallocated
Others						130,106

Total						1,959,236

	For the year ended 31 December 2013 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	290,778	24,713	10,799	—	—	326,290
– Term life	2,327	—	—	—	—
– Whole life	29,782	—	—	—	—
– Endowment	209,034	—	—	—	—
– Annuity	49,635	—	—	—	—
Net premiums earned	290,738	24,180	9,895	—	—	324,813
Investment income	80,640	1,665	253	258	—	82,816
Net realised gains and impairment on financial assets	5,679	117	18	(21)	—	5,793
Net fair value gains/(losses) through profit or loss	149	3	—	(15)	—	137
Other income	870	66	—	4,266	(878)	4,324
Including: inter-segment revenue	—	—	—	878	(878)	—

Segment revenues	378,076	26,031	10,166	4,488	(878)	417,883

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(192,621)	(1,047)	(3)	—	—	(193,671)
Accident and health claims and claim adjustment expenses	—	(8,027)	(3,236)	—	—	(11,263)
Increase in insurance contract liabilities	(101,311)	(5,981)	(62)	—	—	(107,354)
Investment contract benefits	(1,749)	(69)	—	—	—	(1,818)
Policyholder dividends resulting from participation in profits	(18,369)	(54)	—	—	—	(18,423)
Underwriting and policy acquisition costs	(17,529)	(4,408)	(3,012)	(741)	—	(25,690)
Finance costs	(3,931)	(81)	(12)	(8)	—	(4,032)
Administrative expenses	(16,968)	(3,384)	(2,581)	(1,872)	—	(24,805)
Other expenses	(3,090)	(149)	(577)	(926)	878	(3,864)
Including: inter-segment expenses	(857)	(18)	(3)	—	878	—

Statutory insurance fund contribution	(470)	(92)	(75)	—	—	(637)

Segment benefits, claims and expenses	(356,038)	(23,292)	(9,558)	(3,547)	878	(391,557)

Share of profit of associates and joint ventures	—	—	—	3,125	—	3,125

Segment results	22,038	2,739	608	4,066	—	29,451

Income tax						(4,443)

Net profit						25,008

Attributable to
– Equity holders of the Company						24,765
– Non-controlling interests						243

Other comprehensive income attributable to equity holders of the Company	(20,696)	(428)	(66)	(372)	—	(21,562)

Depreciation and amortisation	1,392	271	221	142	—	2,026

	As at 31 December 2013 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	1,831,849	38,363	5,578	6,279	—	1,882,069
Others	7,991	2,609	303	34,863	—	45,766

Segment assets	1,839,840	40,972	5,881	41,142	—	1,927,835

Unallocated
Property, plant and equipment						23,393
Others						21,713

Total						1,972,941

Liabilities
Insurance contracts	1,461,121	28,229	5,147	—	—	1,494,497
Investment contracts	57,991	7,096	—	—	—	65,087
Securities sold under agreements to repurchase	19,592	404	62	368	—	20,426
Others	89,003	2,318	322	—	—	91,643

Segment liabilities	1,627,707	38,047	5,531	368	—	1,671,653

Unallocated
Others						78,703

Total						1,750,356

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance relating to the preparation of consolidated financial statements, which for this financial year and the comparative period continue to be those of the predecessor Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the listing restructuring process in 2003. The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning 1 January 2014

Standards/Amendments	Content

IAS 32 Amendment	Financial Instruments: Presentation
– Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities
IFRS 2 Amendment (i)(ii)	Definition of Vesting Condition
IFRS 3 Amendment (i)(ii)	Accounting for Contingent Consideration in a Business Combination
IFRS 13 Amendment (i)	Short-term Receivables and Payables
IFRS 1 Amendment (iii)	Meaning of Effective IFRSs

(i)	These three amendments are included in Annual Improvements 2010-2012 Cycle.

(ii)	These two amendments have been effective from 1 July 2014.

(iii)	The amendment is included in Annual Improvements 2011-2013 Cycle.

IAS 32 Amendment – Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendment to IAS 32 clarifies the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The amendment has no impact on the Group’s consolidated financial statements.

IAS 36 Amendment – Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 removes the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, the amendment requires disclosure of the recoverable amounts for the assets or each cash-generating unit for which impairment loss has been recognised or reversed during the period, and expands the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The Group will provide the required disclosures once an impairment loss for non-financial assets exists.

IAS 39 Amendment – Novation of Derivatives and Continuing of Hedge Accounting

The amendment to IAS 39 provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendment is not relevant to the Group, since the Group has not applied hedge accounting during the current period.

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments – Investment Entities

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments are not relevant to the Group, since the Group does not qualify to be an investment entity under IFRS 10.

IFRS 2 Amendment – Definition of Vesting Condition

The amendment to IFRS 2 clarifies various issues relating to the definitions of performance condition and service condition which are vesting conditions, including (i) a performance condition must contain a service condition; (ii) a performance target must be met while the counterparty is rendering service; (iii) a performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; (iv) a performance condition may be a market or non-market condition; and (v) if the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied. The amendment has no impact on the Group.

IFRS 3 Amendment – Accounting for Contingent Consideration in a Business Combination

The amendment to IFRS 3 clarifies that contingent consideration arrangements arising from a business combination that are not classified as equity should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 or IAS 39. The amendment has no impact on the Group.

IFRS 13 Amendment – Short-term Receivables and Payables

The amendment to IFRS 13 clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The amendment has no impact on the Group.

IFRS 1 Amendment – Meaning of Effective IFRSs

The amendment clarifies that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRSs financial statements. The amendment has no impact on the Group, since the Group is an existing IFRSs preparer.

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2014

Standards/Amendments	Content	Effective for annual period beginning on or after

IAS 27 Amendment	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2016
IFRS 11 Amendment	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016
IFRS 15	Revenue from Contracts with Customers	1 January 2017
IFRS 9	Financial Instruments	1 January 2018

IAS 27 Amendment – Equity Method in Separate Financial Statements

The amendment to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendment is not expected to have any impact on the Group’s consolidated financial statements since the Group has no intention to apply the equity method in the separate financial statements.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These amendments eliminate the inconsistency between the requirements in IFRS 10 and those in IAS 28 Investments in Associates and Joint Ventures with regard to dealing with the contribution or sale of assets between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have material impact on the Group’s consolidated financial statements.

IFRS 11 Amendment – Accounting for Acquisitions of Interests in Joint Operations

The amendment to IFRS 11 requires that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendment also clarifies that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. It is not expected that the amendment would be relevant to the Group, since the Group has no joint operation as at 31 December 2014.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. IFRS 15 is effective for annual periods beginning on or after 1 January 2017, with early adoption permitted. IFRS 15 is not applied to the insurance contracts and financial instruments, which are the main source of the Group’s revenue. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the impact on the Group’s consolidated financial statements.

Except for those described in the section of “New accounting standards and amendments adopted by the Group for the first time for the financial year beginning 1 January 2014”, Annual Improvements 2010-2012 Cycle and Annual Improvements 2011-2013 Cycle issued in December 2013, and Annual Improvements 2012-2014 Cycle issued in September 2014 set out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

In addition, the new Hong Kong Companies Ordinance (Cap. 622) will affect the presentation and disclosure of certain information in the consolidated financial statements for the year ending 31 December 2015. The Group is in the process of making an assessment of the impact of these changes.

EMBEDDED VALUE

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 5.1% to 5.5% by 0.1% every year (remaining level thereafter). 12% grading to 17% by 1% every year (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2014 and the value of one year’s sales for the 12 months to 31 December 2014, and their corresponding results as at 31 December 2013 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2014	31 December 2013

A	Adjusted Net Worth	194,236	107,522
B	Value of In-Force Business before Cost of Solvency Margin	300,712	271,837
C	Cost of Solvency Margin	(40,042)	(37,135)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	260,670	234,702
E	Embedded Value (A + D)	454,906	342,224
F	Value of One Year’s Sales before Cost of Solvency Margin	26,633	24,421
G	Cost of Solvency Margin	(3,380)	(3,120)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	23,253	21,300

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2014	31 December 2013

Exclusive Individual Agent Channel	21,740	19,639
Group Insurance Channel	464	532
Bancassurance Channel	1,048	1,129
Total	23,253	21,300

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable income is based on earnings calculated using solvency reserves.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in 2014		RMB million
ITEM

A	Embedded Value at Start of Year	342,224
B	Expected Return on Embedded Value	37,516
C	Value of New Business in the Period	23,253
D	Operating Experience Variance	563
E	Investment Experience Variance	39,338
F	Methodology, Model and Assumption Changes	(3,209)
G	Market Value and Other Adjustments	24,458
H	Exchange Gains or Losses	26
I	Shareholder Dividend Distribution	(8,479)
J	Other	(783)
K	Embedded Value as at 31 December 2014 (sum A through J)	454,906

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:
		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2014 opening net worth.

C	Value of new business sales in 2014.
D	Reflects the difference between actual operating experience in 2014 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2014.
F	Reflects the effect of projection method, model enhancements and assumption changes.
G	Change in the market value adjustment from the beginning of year 2014 to 31 December 2014 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2014.
J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results			RMB million
		VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN

	Base case scenario	260,670	23,253
1.	Risk discount rate of 11.5%	248,363	21,962
2.	Risk discount rate of 10.5%	273,875	24,640
3.	10% increase in investment return	301,993	26,555
4.	10% decrease in investment return	219,647	19,971
5.	10% increase in expenses	257,909	21,435
6.	10% decrease in expenses	263,431	25,070
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	258,517	23,128
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	262,860	23,378
9.	10% increase in lapse rates	259,675	22,863
10.	10% decrease in lapse rates	261,613	23,585
11.	10% increase in morbidity rates	258,351	23,118
12.	10% decrease in morbidity rates	263,013	23,388
13.	10% increase in claim ratio of short term business	260,316	22,045
14.	10% decrease in claim ratio of short term business	261,024	24,460
15.	Solvency margin at 150% of statutory minimum	241,056	21,519
16.	Using 2013 EV assumptions	263,638	23,274
17.	Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	262,577	22,894

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and has complied with all code provisions of the Corporate Governance Code during the Reporting Period.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Tuesday, 28 April 2015 to Thursday, 28 May 2015 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 27 April 2015.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX FOR NON-RESIDENT ENTERPRISE SHAREHOLDERS, INDIVIDUAL FOREIGN SHAREHOLDERS AND H SHARE SHAREHOLDERS VIA THE HONG KONG STOCK CONNECT, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.40 per share (inclusive of tax), amounting to a total of approximately RMB11,306 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Thursday, 28 May 2015. If approved, the final dividend is expected to be paid on Friday, 21 August 2015 to the H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 11 June 2015.

The H Share register of members of the Company will be closed from Friday, 5 June 2015 to Thursday, 11 June 2015 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 4 June 2015.

Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2014 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such Circular. Pursuant to the Individual Income Tax Law of People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2014 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•	For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•	For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2014 final dividend to its A Share shareholders.

Withholding of Income Tax for H Share Shareholders via the Hong Kong Stock Connect

Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) promulgated on 17 November 2014:

•	For Mainland individual investors who invest in the H Shares of the Company via the Shanghai- Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Company Limited for tax credit relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Shanghai-Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of final dividend pursuant to the foregoing provisions;

•	For Mainland corporate investors that invest in the H Shares of the Company via the Shanghai-Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of final dividend and the Mainland corporate investors shall file the tax returns on their own.

The final dividend to be distributed to the H Share shareholders via the Hong Kong Stock Connect will be paid in RMB. If approved at the Annual General Meeting, the final dividend is expected to be paid on Wednesday, 26 August 2015 to the Company’s H Share shareholders via the Hong Kong Stock Connect.

REVIEW OF ACCOUNTS

The Audit Committee of the Company has reviewed the Company’s consolidated financial statements for the year ended 31 December 2014, including the accounting principles and practices, in conjunction with the Company’s external auditors.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews’ website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh,
Chang Tso Tung Stephen, Huang Yiping

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China, 24 March 2015